UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-12107
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Abercrombie & Fitch Co.
Savings and Retirement Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, Ohio 43054
Index to Exhibit on page 17

REQUIRED INFORMATION
The following financial statements and supplemental schedules for the Abercrombie & Fitch Co. Savings and Retirement Plan are being filed herewith:

Description	Page No.

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	5

Notes to Financial Statements	6

Supplemental Schedules:

Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2010	14

Schedule of Assets Held at End of Year as of December 31, 2010	15

The following exhibit is being filed herewith:

Exhibit No. 23.01

Consent of Independent Registered Public Accounting Firm

EX-23.01

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of
Abercrombie & Fitch Co. and the
Benefit Plans Committee of the Abercrombie & Fitch Co.
Savings and Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of the Abercrombie & Fitch Co. Savings and Retirement Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of delinquent participant contributions for the year ended December 31, 2010 and supplemental schedule of assets held at end of year are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Ary Roepcke Mulchaey, P.C.
Columbus, Ohio
June 23, 2011

Abercrombie & Fitch Co. Savings and Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
ASSETS:
Investments, at fair value	$130,392,437	$106,917,963
Cash	36,716	24,527

Receivables:
Employer contribution	6,713,275	5,401,576
Participant contribution	418,272	384,630
Notes receivable from participants	1,753,597	1,408,929

Total receivables	8,885,144	7,195,135

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	139,314,297	114,137,625

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(102,917)	264,061

NET ASSETS AVAILABLE FOR BENEFITS	$139,211,380	$114,401,686

The accompanying notes are an integral part of these financial statements.

Abercrombie & Fitch Co. Savings and Retirement Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2010 and 2009

	2010	2009
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$11,413,080	$19,673,546
Mutual funds’ earnings	2,932,431	1,894,061
Common collective trust’s earnings	170,123	232,400
Dividends	10,877	12,045

Total investment income	14,526,511	21,812,052

Interest income on notes receivable from participants	90,477	99,475

Contributions:
Employer	12,294,938	10,599,601
Participants	10,977,932	10,335,665
Rollovers	354,767	197,539

Total contributions	23,627,637	21,132,805

Total additions	38,244,625	43,044,332

DEDUCTIONS:
Distributions to participants	13,345,437	11,867,086
Administrative expenses	89,494	85,376

Total deductions	13,434,931	11,952,462

Net increase	24,809,694	31,091,870
Net assets available for benefits:
Beginning of year	114,401,686	83,309,816

End of year	$139,211,380	$114,401,686

The accompanying notes are an integral part of these financial statements.

Abercrombie & Fitch Co. Savings and Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2010 and 2009
(1)	Description of the plan
General

The Abercrombie & Fitch Co. Savings and Retirement Plan (the “Plan”), originally effective July 1, 1998, and amended and restated in its entirety effective January 1, 2010, is a defined contribution plan covering certain employees of Abercrombie & Fitch Co. (the “Employer”). Employees are eligible to participate in the Plan if they are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service.

Effective March 1, 2005, the Abercrombie & Fitch Company Stock Fund was frozen as an investment option under the Plan, including exchanges in, contributions, and loan repayments. Subsequent to the start of the freeze period, any participant contributions that were elected to go to the Abercrombie & Fitch Company Stock Fund were invested in the Fidelity Managed Income Portfolio.

The following description of the Plan provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Employer’s Contributions:

The Employer may provide a discretionary, non-elective employer contribution on behalf of eligible active participants, who completed 1,000 hours of service during the Plan year and who were employed on the last day of the Plan year. In 2010 and 2009, the employer contribution was 2.5% of annual compensation up to the Social Security wage base and 4% of annual compensation thereafter.

The annual amount of compensation of each participant that is eligible for consideration under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code. The annual compensation limit for the Plan years ended December 31, 2010 and 2009 was $245,000.

The Employer provides a matching contribution of 100% of the first 3% and 50% of the next 2% of the participant’s voluntary contributions.
Participant’s Voluntary Contributions:

A participant may elect to make a voluntary tax-deferred contribution of 1% to 50% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Internal Revenue Code adjusted annually ($16,500 for 2010 and 2009). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Internal Revenue Code.

If a participant will be age 50 or older as of the end of a calendar year, they may elect to make “catch-up contributions” in that year. Catch-up contributions are deferral contributions in excess of the limits discussed above and any other limit prescribed by law. Catch-up contributions could not exceed $5,500 for both 2010 and 2009.

Rollover contributions are assets transferred to the Plan by participants who receive distributions from other qualified plans. These contributions are not entitled to any employer matching contributions.

Investment Options

Participants direct the investment of both their own and the Employer’s contributions into various investment options offered by the Plan. The Plan currently offers twenty-two mutual funds and a common collective trust as investment options.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of 1) the Employer’s contributions, 2) investment earnings, and 3) administrative expenses. Allocations are based on the participant’s contributions or account balances, as appropriate. A participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting

Participants are fully and immediately vested for voluntary contributions, the employer matching contributions (for contributions made after April 13, 2003) and rollover contributions. A summary of vesting percentages in the Employer’s matching contributions (for contributions made prior to April 13, 2003) and the Employer’s discretionary non-elective contributions are as follows:

Years of Vested Service	Percentage
Less than one year	0%
One year, but less than two years	20%
Two years, but less than three years	40%
Three years, but less than four years	60%
Four years, but less than five years	80%
Five years or more	100%
Payment of Benefits

The full value of a participant’s account becomes payable upon retirement, disability or death. Upon termination of employment for any other reason, a participant’s account, to the extent vested, becomes payable. Those participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan until age 65. Those participants with vested account balances between $1,000 and $5,000 who have not elected to either have such distribution paid to them or to an eligible retirement plan shall be rolled over to an individual retirement account with a properly accredited and regulated financial institution. All benefits will be paid as a lump-sum distribution. Those participants holding shares of the Employer’s common stock will have the option of receiving such amounts in whole shares of the Employer’s common stock and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan specified by the participant.

A participant who is fully vested in his or her account and who has participated in the Plan for at least five years may obtain an in-service withdrawal from certain accounts based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution from certain accounts due to an immediate and heavy financial need based on the terms of the Plan.

Participant Loans

Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account, with a minimum loan amount of $1,000. All loans become due and payable in full upon a participant’s termination of employment with the employer. The borrowing constitutes a separate earmarked investment of the participant’s account. Interest on the borrowing is based on the customary rate for similar loans within the geographic area in which the Plan is administered.

Amounts allocated to participants withdrawn from the plan
The vested portion of net assets available for benefits allocated to participants withdrawn from the Plan was $122,067 and $126,459 as of December 31, 2010 and 2009, respectively.

Forfeitures
Forfeitures are used to reduce the Employer’s contributions. Forfeitures of $1,153,151 and $1,431,438 were used to reduce contributions for the years ended December 31, 2010 and 2009, respectively.

Expenses

Administrative expenses may be paid by the Plan unless the Employer elects to pay such expenses. Substantially all administrative expenses of the Plan for 2010 and 2009 were paid by the Employer except for loan administration fees, which are allocated to the borrowing participant’s account, distribution processing fees, as well as certain other investment fees.

Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan’s assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.

(2)	Summary of accounting policies

Basis of presentation
The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board, (“FASB”), issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended Accounting Standards Codification (“ASC”) 820 to clarify certain existing fair value disclosures and required a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 became effective for reporting periods beginning after December 15, 2009. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In February 2010, the FASB issued ASU 2010-09 to amend ASC Subtopic 855, Subsequent Events, to not require disclosure of the date through which management evaluated subsequent events in the financial statements for either originally issued financial statements or reissued financial statements for SEC registrants. The adoption of this guidance did not change the Plan’s procedures for reviewing subsequent events.

In September 2010, the FASB issued ASU 2010-25 Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 amended ASC 962, Plan Accounting — Defined Contribution Pension Plan, to state that participant loans must be classified as notes receivable from participants, and valued at unpaid principal plus any accrued but unpaid interest. Participant loans were previously treated as investments and were subject to ASC 820 Fair Value analysis. The adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures [although certain of these new disclosures will not be required for nonpublic entities]. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market and credit risk. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment valuation and income recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts, which are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

The Fidelity Managed Income Portfolio invests in fully-benefit responsive investment contracts. This fund is recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Net appreciation in fair value of investments
Net realized and unrealized appreciation is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.

Benefit payments
Benefits are recorded when paid.
Notes receivable from participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principle balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. Certain prior period amounts have been reclassified to conform to the current year presentation.

(3)	Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

•	Level 1 — inputs are unadjusted quoted prices for identical assets or liabilities that are available in active markets.
•	Level 2 — inputs are other than quoted market prices included within Level 1 that are observable for assets or liabilities, directly or indirectly.
•	Level 3 — inputs to the valuation methodology are unobservable.

The three levels of the hierarchy and the distribution of the Plan’s financial assets for the years ended December 31, 2010 and 2009 are as follows:

	Assets measured at fair value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Target date	$65,151,676	$—	$—	$65,151,676
Large growth	19,273,436	—	—	19,273,436
International	12,474,894	—	—	12,474,894
Bond	10,531,646	—	—	10,531,646
Small cap	6,433,211	—	—	6,433,211
Mid cap	1,887,253	—	—	1,887,253
Other	1,120,619	—	—	1,120,619

Total mutual funds	116,872,735	—	—	116,872,735

Abercrombie & Fitch Co., Class A Common Stock	862,294	—	—	862,294
Common collective trust	—	12,657,408	—	12,657,408

Investments, at fair value	$117,735,029	$12,657,408	$—	$130,392,437

	Assets measured at fair value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Target date	$29,694,845	$—	$—	$29,694,845
Large growth	14,764,657	—	—	14,764,657
International	9,012,949	—	—	9,012,949
Bond	8,360,438	—	—	8,360,438
Small cap	5,759,280	—	—	5,759,280
Mid cap	10,596,191	—	—	10,596,191
Other	13,936,669	—	—	13,936,669

Total mutual funds	92,125,029	—	—	92,125,029

Abercrombie & Fitch Co., Class A Common Stock	592,423	—	—	592,423
Common collective trust	—	14,200,511	—	14,200,511

Investments, at fair value	$92,717,452	$14,200,511	$—	$106,917,963

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2010 and 2009.

Mutual funds are classified as a Level 1 asset and are stated at fair value as determined by quoted market price, which represents the net asset value of shares held by the Plan at year end. Common stocks are valued as determined by quoted market price and classified as a Level 1 asset. The common collective trust’s fair value has been determined by the trustee sponsoring the common collective trust by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates and is classified as a Level 2 asset.

The common collective trust invests in assets, typically fixed income securities or bond funds and may include derivative instruments such as futures and swap agreements. The common collective trust also enters into wrap contracts issued by third parties and invests in cash equivalents represented in shares in a money market fund. The fair value of the net assets within the trust are determined by 1) the quoted market price, when available; 2) investments in wrap contracts are valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities; and 3) underlying debt securities are valued at the most recent bid prices in the market which the security is normally traded when quotations are readily available. When quotes are not available, the trustee values the assets through the use of valuation matrices that incorporate both dealer-supplied valuations and valuation models. If prices are not readily available, or if the security has been materially affected by events occurring after the close of the market, that security may be valued by another method the Trustee believes accurately reflects fair value. The Plan has no contractual obligation to further invest in this fund. There are restrictions as to the redemption of this investment as stated in Note 8.

(4)	Investments

The following table presents balances as of December 31, 2010 and 2009 for the Plan’s investment options. Investments that represent five percent or more of the Plan’s net assets are separately identified.

	2010		2009
Investments at fair value as determined by:
Quoted market price:
Common stock:
Abercrombie & Fitch Co., Class A	$862,294		$592,423
Mutual funds:
Fidelity Freedom 2045 Fund	14,986,599		5,770,209
Fidelity Freedom 2040 Fund	13,913,455		7,119,944
Fidelity Contrafund	11,682,634		8,681,932
Fidelity Diversified International Fund	10,160,442		9,012,949
Fidelity Freedom 2050 Fund	9,108,613		4,633,133	*
Fidelity Freedom 2035 Fund	8,831,037		2,633,982	*
PIMCO Total Return Fund	8,741,399		8,360,438
Fidelity Spartan U.S. Equity Index Fund	7,590,802		5,863,550
Artisan Mid Cap Fund	—	*	6,277,410
Fidelity Blue Chip Growth Fund	—	*	6,082,725
Other	31,857,754		27,688,757

Total mutual funds	116,872,735		92,125,029

Total quoted market price	117,735,029		92,717,452
Estimated fair value:
Common collective trust fund:
Fidelity Managed Income Portfolio	12,657,408		14,200,511

Total estimated fair value	12,657,408		14,200,511

Total investments at fair value	$130,392,437		$106,917,963

*	Shown for comparative purposes only.

Net appreciation in the fair value of the Plan’s investments (including investments bought, sold, and held during the year) for the years ended December 31, 2010 and 2009 is set forth below:

	2010	2009
Investments at fair value as determined by:
Quoted market price:
Common stock	$348,725	$208,057
Mutual funds	11,064,355	19,465,489

	$11,413,080	$19,673,546

(5)	Tax status

The Internal Revenue Service has determined and informed the Employer by a letter dated December 6, 2005 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effect of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examination for years prior to 2007.

(6)	Plan administration

A Committee, the members of which are appointed by the Board of Directors of the Employer, administers the Plan.

(7)	Plan termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue their contributions at any time. The Employer has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

(8)	Restrictions
The declaration of trust for the Fidelity Managed Income Portfolio (the “Fund”) contains the following restrictions:
a.
Upon notification from the Employer of its intention to totally or partially withdraw from the Fund a waiting period of one year is required prior to liquidation provided, however, that the trustee of the Fund at its own discretion completes the withdrawal prior to the one year period.

b.
Upon a participant’s request for an exchange to a competing fund (money market funds or certain other types of fixed income funds) transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.

c.	The trustee of the Fund may defer completing any withdrawal under a or b above where doing so immediately might adversely affect the Fund’s portfolio.
As of December 31, 2010, the Employer has not requested a total or partial withdrawal.
(9)	Parties-in-interest
Fidelity Management Trust Company, trustee of the Plan and its subsidiaries and affiliates, maintain and manage certain investments of the Plan for which the Plan was charged.

The Employer provides certain administrative services to the Plan at no charge. The cost of providing these services and the payment of these costs by the Employer, which is a party-in-interest, constitute exempt party-in-interest transactions under ERISA.

Holdings of $862,294 and $592,423 of Abercrombie & Fitch Co. common shares were held by the Plan at December 31, 2010 and 2009, respectively.
(10)	Reconciliation of financial statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2010	2009

Net assets available for benefits per the financial statements	$139,211,380	$114,401,686
Adjustment from contract value to fair value
for fully benefit-responsive investment contracts	102,917	(264,061)
Amounts allocated to withdrawing participants	(122,067)	(126,459)

Net assets available for benefits per Form 5500	$139,192,230	$114,011,166

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Form 5500:

Net increase in assets per the financial statements	$24,809,694
Net investment income difference between fair value and contract value:
At December 31, 2010	102,917
At December 31, 2009	264,061
Amounts allocated to withdrawing participants:
At December 31, 2010	(122,067)
At December 31, 2009	126,459

Net income per Form 5500	$25,181,064

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Benefits paid to participants per the financial statements	$13,345,437
Deemed distributions of participant loans	(8,331)
Amounts allocated to withdrawing participants:
At December 31, 2010	122,067
At December 31, 2009	(126,459)

Benefits paid to participants per Form 5500	$13,332,714

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefits claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.
(11)	Subsequent event

On January 7, 2011, the Company amended the Registration Statement (as previously amended by Post-Effective Amendment No. 1) by Post-Effective Amendment No. 2 to remove from registration all interests in the Savings Plan, all interests in the Stock Purchase Plan and all shares of Common Stock and related Rights, in each case previously registered for offering or sale pursuant to the Savings Plan or the Stock Purchase Plan, as appropriate, which remain unsold and unissued. Additionally, subsequent to year end, the Plan was amended to eliminate the stock fund as an investment option as of November 18, 2011. Any contributions remaining in the stock fund as of that date will be liquidated and reinvested in the plan’s default investment fund.

Abercrombie & Fitch Co. Savings and Retirement Plan
EIN #31-1469076 Plan #001
Schedule H — Line 4a
Schedule of Delinquent Participant Contributions for the year ended December 31, 2010

Participant Contributions	Total that Constitute Nonexempt Prohibited Transactions			Total Fully
Transferred Late to Plan				Corrected Under
	$5,179			VFCP and
$5,179				PTE2002-51

Check here if Late Participant	Contributions Not	Contributions Corrected Outside	Contributions Pending
Loan Repayments are included:	Corrected	VFCP	Correction in VFCP	—

☐	$5,179	—	—
The accompanying notes are an integral part of this schedule.

EIN #31-1469076 Plan #001
Schedule H — Line 4i
Schedule of Assets Held at End of Year December 31, 2010

(a)	(b)	(c)	(d)	(e)
		Description of
		investment including
		maturity date, rate
		of interest,
	Identity of issuer,	collateral,
	borrower, lessor, or	par or maturity		Current
	similar party	value	Cost **	Value
*	Abercrombie & Fitch Co., Class A	Common stock — 14,964 shares		$862,294
*	Fidelity Freedom 2045 Fund	Mutual fund — 1,579,199 shares		14,986,599
*	Fidelity Freedom 2040 Fund	Mutual fund — 1,737,011 shares		13,913,455
*	Fidelity Contrafund	Mutual fund — 172,488 shares		11,682,634
*	Fidelity Diversified International Fund	Mutual fund — 336,996 shares		10,160,442
*	Fidelity Freedom 2050 Fund	Mutual fund — 971,067 shares		9,108,613
*	Fidelity Freedom 2035 Fund	Mutual fund — 769,925 shares		8,831,037
	PIMCO Total Return Fund	Mutual fund — 805,659 shares		8,741,399
*	Fidelity Spartan U.S. Equity Index Fund	Mutual fund — 170,657 shares		7,590,802
	Allianz NFJ Small Cap Value Fund	Mutual fund — 225,806 shares		6,433,211
*	Fidelity Freedom 2030 Fund	Mutual fund — 449,259 shares		6,186,301
*	Fidelity Freedom 2020 Fund	Mutual fund — 443,470 shares		6,115,447
*	Fidelity Freedom 2025 Fund	Mutual fund — 311,181 shares		3,584,811
	Vanguard Mid Cap Indx Inv	Mutual fund — 92,922 shares		1,887,253
*	Fidelity Freedom 2010 Fund	Mutual fund — 99,769 shares		1,355,871
*	Fidelity Emerging Markets	Mutual fund — 50,002 shares		1,317,563
	PIMCO Real Rtn BD AD	Mutual fund — 108,132 shares		1,228,374
*	Fidelity Freedom Income Fund	Mutual fund — 99,346 shares		1,120,619
	Vanguard REIT Index Inv	Mutual fund — 54,238 shares		996,889
*	Fidelity Freedom 2015 Fund	Mutual fund — 63,908 shares		724,721
	WFA INTL BOND IS	Mutual fund — 48,901 shares		561,873
*	Fidelity Freedom 2000 Fund	Mutual fund — 27,161 shares		324,306
*	Fidelity Freedom 2005 Fund	Mutual fund — 1,898 shares		20,515
*	Fidelity Managed Income Portfolio	Common collective trust — 12,554,491 units		12,657,408
*	Participant Loans	Interest - 4.25% - 9.25%	—	1,753,597

*	Represents a party-in-interest

**	Cost information omitted — investment is part of an individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.
The accompanying notes are an integral part of this schedule.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
Date: June 23, 2011	By:	/s/ Kevin Flatley
Kevin Flatley
Vice President Compensation and Benefits Abercrombie & Fitch Co.

ABERCROMBIE & FITCH CO.
SAVINGS AND RETIREMENT PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2010
INDEX TO EXHIBIT

Exhibit No.	Description
23.01	Consent of Independent Registered Public Accounting Firm